EXHIBIT 23.1


INDEPENDENT AUDITORS' REPORT

To the Shareholders of Flexsteel Industries, Inc.
Dubuque, Iowa

We have audited the consolidated financial statements of Flexsteel Industries, Inc. (the Company) as of June 30, 2003 and 2002, and for each of the three years in the period ended June 30, 2003, and have issued our report thereon dated August 13, 2003; such report is included elsewhere in this Form 10-K. Our audits also included the financial statement schedule of the Company listed in Item 15. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
August 13, 2003















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